UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 21, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐               No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

21 July 2009
Sale of Ballarat gold mine
Lihir Gold Ltd (LGL) is to initiate the sale of the Ballarat gold mine in Victoria after completing a review of the project over recent months.
The review has concluded that despite encouraging results from ongoing exploration activities in the north of the Ballarat gold field, the project would be unlikely to achieve the scale required to fit within the LGL portfolio.
A reassessment of historical mining records and more recent mining experience has determined that the project will not sustain large scale bulk mining techniques, with production unlikely to exceed 100,000 ounces per year.
Consequently, underground development activity has been reduced from today. Total staff numbers therefore will be reduced to approximately 100 in order to maintain operations during a transition to new ownership.
LGL has received expressions of interest from a number of potential acquirers, which will be further pursued in coming weeks. The sale process is expected to be completed early in the New Year.
LGL Managing Director Arthur Hood said the Ballarat project continued to provide significant opportunity for smaller scale production.
“However, LGL has a stated strategy of pursuing larger scale, low cost operations,” he said. “The Ballarat project unfortunately will not fit our preferred investment criteria. The disposal of the asset will enable management to focus on growth opportunities being developed in West Africa and at our Lihir Island operations in PNG,” he said.
“I would like to thank the employees at Ballarat for their efforts over recent months and the Ballarat community members for their strong support. LGL will be making every effort to preserve as many jobs as possible during the sale process, while reducing cash costs,” he said.
As previously advised, total production at Ballarat in the current year is expected to be up to 20,000 ounces and the forthcoming interim profit results will include an impairment charge associated with the Ballarat assets in the range of US$250-350 million after tax.
Overall expected LGL group gold production in the current year remains unchanged at between 1 million and 1.2 million ounces.
The second quarter production report will be released on July 30.
For further information:

Josie Brophy Corporate Communications Manager +61 448 177 502	Joel Forwood Investor Relations Manager +61 7 3318 3317

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
	Name	Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: 21 July, 2009